RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

August 31, 2007

BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn: Maryse Mills-Apenteng

RE:           Carbiz, Inc.
                  Amendment No. 1 to Form SB-2
                  Filed July 9, 2007
                  File No. 333-142142

                  Post-effective Amendment No. 1 to Form SB-2
                  Filed July 13, 2007
                  File No. 333-129408

Dear Ms. Mills-Apenteng:

On behalf of Carbiz, Inc. (the “Company” or “Carbiz”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 10, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.           We note that you did not include a marked copy of the amended registration statement on EDGAR. Please ensure that you filed a marked copy with your next amendment. See Item 310 of Regulation S-T, which requires that a marked copy be filed electronically.

               Response:           We have filed a marked copy of our Amendment No.2 to our Form SB-2 registration statement.

2.           Please refer to prior comment 3 of our letter dated May 16, 2007. Expand the prospectus to explain more clearly how you computed the dollar amount of payments made or to be made to selling shareholders in connection with the February 28, 2007 private placement. Further, please explain why this number differs from the amount indicated in column 2 ($415,000) under the heading “Dollar amount of payments in connection with the February 28, 2007 private placement” in the first table provided in response to comment 6.

                Response:           The dollar amount of payments in prior comment 3 erroneously included only the possible liquidated damages amount. The table above has been revised to include all possible payments. The total amount of $415,000 in column 2 in the response to prior comment 6 erroneously included only the initial fees and commissions and has now been revised to the corrected total of $1,034,167 as stated below. We have expanded our disclosure in the prospectus to explain more clearly how we computed the dollar amount of payments made or to be made to selling shareholders in connection with the February 28, 2007 private placement. Additionally, below please find the revised table from our response to prior comment 6.

Name of Selling Shareholder		Dollar Amount of Payments In Connection With The February 28, 2007 Private Placement Which Carbiz Has Made or May Be Required to Be Make to Selling Shareholder
Trafalgar Capital Specialized Investment Fund, Luxembourg	Commitment Fee	$225,000
Trafalgar Capital Specialized Investment Fund, Luxembourg	Structuring Fee	$15,000
Trafalgar Capital Specialized Investment Fund, Luxembourg	Due Diligence Fee	$7,500
Trafalgar Capital Specialized Investment Fund, Luxembourg	Interest	236,667
Trafalgar Capital Specialized Investment Fund, Luxembourg (1)	Liquidated Damages	$375,000
Crescent Fund LLC	Commission	$100,000
Knightsbridge Capital LLC	Commission	$75,000
Total		$1,034,167

(1) Represents liquidated damages capped at 15% of the outstanding principal amount of the Convertible Debentures. In the event the registration statement is not is not declared effective by the SEC on or before August 13, 2007 (120 days after filing), or if after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement, the Company will pay as liquidated damages to the investor, at the investor’s option, either a cash amount or an amount of our common shares within three (3) business days, after demand therefore, equal to two percent (2%) of the principal value of the Convertible Debentures outstanding as liquidated damages for each thirty (30) day period after August 13, 2007. Total liquidated damages paid, however, shall not exceed an amount equal to fifteen percent (15%) of the outstanding principal amount of the Convertible Debentures. The Company shall not be liable, however, to pay any liquidated damages if the registration statement has not been declared effective prior to the August 13, 2007 exclusively due to issues raised by the SEC related to Rule 415 promulgated under the 1933 Act.

Gross proceeds paid or payable to the issuer in the convertible debenture transaction	Dollar Amount of Payments In Connection With The February 28, 2007 Private Placement Which Carbiz Has Made or May Be Required to Be Make to Selling Shareholder	Resulting net proceeds to the Issuer	Combined total
possible profit to be
realized as a result
of any conversion
discounts regarding
the securities
underlying the
convertible
debentures and any
other warrant,
options, notes, or
other securities of
the issuer that are

held by the Selling Shareholders or any affiliates of the Selling Shareholders
$2,500,000	$1,034,167	$1,465,833	$4,372,919

3. Please refer to prior comment 6 of our letter dated May 16, 2007. We note your responses to prior comments 4 and 5 of our letter of the same date. Please clarify why the sum of the total possible discount to the market price indicated in comment 4 ($3,636,363) and the total possible discount to the market price for the sale of warrants indicated in comment 5 ($300,000) is different from the amount indicated in response to comment 6 regarding the combined total possible profit to be realized as a result of any conversion discounts ($4,471,015). Please provide footnote disclosure to the tables to the extent required to clarify the disclosure.

Response: The table below as included in the response to prior comment 4 is correct.

Market Price Per Common Share At Close of OTCBB Market on February 28, 2007	Conversion Price Per Share on February 28, 2007 (1)	Total Possible Shares Underlying The Convertible Debentures	Combined Market Price of the Total Number of Shares Underlying the Convertible Debentures	Combined conversion price of the total number of shares underlying the Convertible Debentures	Total Possible Discount To the Market Price as of February 28, 2007
$0.27	$0.11	22,727,272	$6,136,363	$2,500,000	$3,636,363

(1) The Debentures are convertible at into common shares of the Company at a price per share equal to the lesser of (i) $0.22 or (ii) 85% of the lowest daily closing bid price of the Company’s common shares, as quoted by Bloomberg, L.P., for the five trading days immediately preceding the date of conversion. On February 28, 2007 the lowest daily closing bid price was $0.13.

The table below as included in response to prior comment 5 is correct, but did not include a total line, which has been added. The combined total of possible profits of $4,471,015 indicated in the response to prior comment 6 was incorrect and has been corrected in the table included in comment 2 above to $4,372,919 which is the sum of $3,626,363 and $736,556.

Name of Selling Shareholder	Other securities held by Selling Sharehol ders	Market price per share of the underlying common shares on the date of the sale of that other	Conversion/ exercise price per share as of the date of the sale of that other security	Total possible shares to be received under the particular securities	Combined market price of the total number of underlying shares	Combined conversion price of the total number of shares underlying that other security	Total possible discount to the market price as of the date of the sale of

		security					that other security
Ayers, Dirk S.	Warrants	0.16	0.15	100,000	16,000	15,000	1,000
Coutts, Vivian Gai	Warrants	0.16	0.15	250,000	40,000	37,500	2,500
Fusani, Jerry T.	Warrants	0.16	0.15	50,000	8,000	7,500	500
Fusani, Jerry T.	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Guttman, Maurice A.	Warrants	0.16	0.15	500,000	80,000	75,000	5,000
Hoefer, Debra J.	Warrants	0.16	0.15	200,000	32,000	30,000	2,000
Hoefer, Debra J.	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Kochevar, G. Raymond	Warrants	0.16	0.15	50,000	8,000	7,500	500
Kochevar, G. Raymond	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Kochevar, Jon R.	Warrants	0.16	0.15	1,250,000	200,000	187,500	12,500
Kochevar, Jon R.	Warrants	0.20	0.11	3,414,367	682,873	375,580	307,293
Moore, Bruce A.	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Moore, Keith A.	Warrants	0.20	0.11	195,312	39,062	21,484	17,578
Moore, Kent Ashley	Warrants	0.20	0.11	442,868	88,574	48,715	39,858
Snively, Jr., Richard L.	Warrants	0.20	0.11	177,144	35,429	19,486	15,943
Kohen, Michael				-	0	0	0
Trafalgar Capital Specialized Investment Fund, Luxembourg	Warrants	0.27	0.15	2,500,000	675,000	375,000	300,000
Totals				9,483,967	1,975,794	1,239,237	736,556

4. Similarly, please explain why you believe the amount of $646,667, as indicated in the second table in response to prior comment 6, which relates to the total amount of all possible payments, is the appropriate response. That is, please clarify the relationship between the $375,000 dollar amount and the $646,667 dollar amount indicated in response to comment 3.

Response: The table dollar amount of payments in the second table of prior comment 3 which totaled $646,667 erroneously omitted the due diligence fee and the possible liquidated damages amount. The table below has been revised to include all possible payments. The total amount of $375,000 in the first table in the response to prior comment has now been revised to the corrected total of $1,034,167 as below.

Trafalgar Commitment Fee	225,000
Trafalgar Structuring Fee	15,000
Trafalgar Due Diligence Fee	7,500
Trafalgar Interest	236,667
Trafalgar Liquidated Damages	375,000
Crescent Fund LLC Commission	100,000
Knightsbridge Capital LLC
Commission	75,000
Total	$1,034,167

5.           Please refer to prior comment 9 of our letter dated May 16, 2007. We note your disclosure that Carbiz “has the intention, and a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities.” Please disclose the reasonable basis for this statement, as well as the nature of any material assumptions you have made in reaching this conclusion. In addressing this matter, you observe that Carbiz is prohibited from making any cash payments based on the Intercreditor Agreement with Colossus Capital Fund. Please explain this statement. It is unclear whether your view is that this arrangement facilitates your ability to repay the convertible debt holders. The described arrangement with Colossus would appear to increase the likelihood you would be unable to repay the convertible notes, as you appear to be contractually bound to repay the Colossus debt first. It does not appear that the convertible note holders agreed that repayment to them is unnecessary, if you have not repaid Colossus. Describe how, if not through cash payments, you intend to repay the principal amount of the convertible debt, and specifically refer to your current and expected financial condition in quantitative terms in providing this analysis. Please provide us with a copy of the Intercreditor Agreement with your response.

               Response:           Carbiz has a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities based on (i) our increase in the Company’s outstanding eligible accounts receivable balance and our belief that the balance will continue to grow in the future as we continue to fund loans, (ii) our average of collections received on such loans to our customers and (iii) our ability to repay our Trafalgar debt with shares of our common stock as opposed to cash. Our initial eligible accounts receivable balance when we entered into our agreement with Colossus was approximately $362,364. As of August 22, 2007, our eligible accounts receivable balance is approximately $587,143. One of our material assumptions is that our eligible accounts receivable balance will continue to increase in the future which will increase the payments we collect which get paid directly to Colossus. Further, since June 8, 2007, the Company’s average percentage of expected collections received is 92.76%, meaning the Company collects approximately 93% of the outstanding loan payments owed to them. We assume this percentage is going to stay the same whereby Carbiz would have the weekly cash flow to service their debt. The Company’s Intercreditor Agreement provides that the Company cannot pay Trafalgar any cash payments except interest without the consent of Colossus. The Company intends to pay Trafalgar by the issuance of shares of common stock upon conversion of the debt owed. Trafalgar has the ability to convert the debt at a discount to the market price so the Company anticipates paying the debt through the issuance of shares of the Company’s common stock. We assume that the stock price and trading volume of the Company’s common stock will be at such amounts to repay the convertible debt. We have provided a copy of the Subordination and Intercreditor Agreement attached hereto as Exhibit A.

Cover Page

6.           Please include cover page disclosure regarding the concurrent resale of up to 52,229,902 shares of common stock in the post-effective amendment to file no. 333-129408. Similarly, revise the post-effective amendment to include cover page disclosure regarding the concurrent resale of the 11,852,514 shares of common stock covered in the pre-effective registration statement. Risk factor disclosure regarding the overhang should be provided and should specify the number of shares specific to each of the concurrent registration statements.

               Response:           We have revised the cover page disclosure regarding the concurrent resale of up to 52,229,902 shares of common stock in the post-effective amendment to file no. 333-129408. Additionally, we have revised the post-effective amendment to include cover page disclosure regarding the concurrent resale of the 11,852,514 shares of common stock covered in the pre-effective registration statement. Finally, we have provided risk factor disclosure regarding the overhang and the number of shares specific to each of the concurrent registration statements.

Selling Shareholders, page 43

7.           You have disclosed that except as noted in the table, “none of the Selling Shareholders have had any material relationship with [you] in the past three years.” We note, however, that seven of the selling shareholders in the pre-effective registration statement hold securities that were previously registered by you for their account, as represented in the post-effective amendment. We view such registration as a transaction or arrangement within the meaning of Item 507 of Regulation S-B that should be disclosed on an individualized basis. Please revise accordingly to provide this information in the footnotes to the selling shareholder table.

               Response:           We have revised accordingly to provide the required information in the footnotes to the selling shareholder table.

* * * *

               If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

By:        /s/ Peter Hogan
              Peter Hogan

EXHIBIT A

SUBORDINATION AND INTERCREDITOR AGREEMENT

                    This SUBORDINATION AND INTERCREDITOR AGREEMENT (this “Agreement”), dated as of March __, 2007, is among CARBIZ INC., a corporation incorporated under the laws of the province of Ontario, Canada (“Carbiz Parent”), CARBIZ USA INC., a Delaware corporation (“Carbiz USA”), CARBIZ AUTO CREDIT, INC., a Florida corporation (“Carbiz Auto Credit”), CARBIZ AUTO CREDIT JV1, LLC, a Florida limited liability company (“Carbiz JV”; Carbiz JV, Carbiz USA and Carbiz Auto Credit, each a “Borrower” and collectively, the “Borrowers”), TRAFALGAR CAPITAL SPECIALIZED INVESTMENT FUND, LUXEMBOURG, a Luxembourg SICAV fund (“Trafalgar”), and SWC SERVICES LLC, a Delaware limited liability company, acting in its capacity as administrative agent (in such capacity, “Administrative Agent”) for the Lenders (as hereinafter defined).

R E C I T A L S

                    A. Carbiz Parent, the Borrowers, the lenders from time to time party thereto (collectively, the “Lenders”) and Administrative Agent have entered into a Loan and Security Agreement of even date herewith (as the same may be amended, restated, supplemented or otherwise modified and in effect from time to time, the “Loan Agreement”), pursuant to which, among other things, the Lenders have agreed, subject to the terms and conditions set forth in the Loan Agreement, to make certain loans and financial accommodations to the Borrowers.

                    B. Carbiz Parent and Trafalgar have entered into a Securities Purchase Agreement of even date herewith (as the same may be amended, restated, supplemented or otherwise modified and in effect from time to time as permitted hereunder, the “Subordinated Purchase Agreement”) pursuant to which, among other things, Subordinated Creditors have extended credit to Carbiz Parent as evidenced by certain Secured Convertible Debentures dated as of even date herewith issued by Carbiz Parent in favor of Subordinated Creditors in the aggregate original principal amount of $1,000,000.00 (as the same may be amended, restated, supplemented or otherwise modified and in effect from time to time as permitted hereunder and including any debentures issued in exchange or substitution therefor or replacement thereof, each individually a “Closing Date Subordinated Debenture” and collectively the “Closing Date Subordinated Debentures”) and, pursuant to the terms of the Subordinated Purchase Agreement, may hereafter extend additional credit to Carbiz Parent in an aggregate additional original amount not to exceed $1,500,000 pursuant to additional Secured Convertible Debentures in the same form and on the same terms as the Closing Date Subordinated Debentures (such additional debentures, as the same may be amended, restated, supplemented or otherwise modified and in effect from time to time as permitted hereunder and including any debentures issued in substitution therefor or replacement thereof, each individually a “Post-Closing Subordinated Debenture” and collectively the “Post-Closing Subordinated Debentures”; the Closing Date Subordinated Debentures and Post-Closing Subordinated Debentures, each individually a “Subordinated Debenture” and collectively the “Subordinated Debentures”).

                    C. As an inducement to and as one of the conditions precedent to the agreement of Administrative Agent and Lenders to consummate the transactions contemplated by the Loan

Agreement, Administrative Agent and Lenders have required the execution and delivery of this Agreement by Subordinated Creditors and the Obligors.

                    NOW, THEREFORE, in order to induce Administrative Agent and Lenders to consummate the transactions contemplated by the Loan Agreement, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

          1.      Definitions. All capitalized terms used but not elsewhere defined in this Agreement (including the preamble and recitals hereto) shall have the respective meanings ascribed to such terms in the Loan Agreement (or, after the occurrence of a Permitted Refinancing, in the Permitted Refinancing Loan Documents, to the extent such terms, or terms substantively the same in all material respects, are included therein). The following terms shall have the following meanings in this Agreement:

          Administrative Agent shall have the meaning ascribed to such term in the preamble of this Agreement; provided, that, after the consummation of any Permitted Refinancing, the term “Administrative Agent” shall refer to any Person appointed by the holders of the Senior Indebtedness as agent for themselves for the purposes of this Agreement.

          Bankruptcy Code means the Federal Bankruptcy Reform Act of 1978 (11 U.S.C. §101, et seq.), as amended and in effect from time to time and the regulations issued from time to time thereunder.

          Closing Date Guarantors means, collectively, Jonross, Inc., a Florida corporation, Carl W. Ritter, Ross Richard Lye and Stanton C. Heintz.

          Debt of a Person shall mean, at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising and paid on a timely basis and in the ordinary course of business, (iv) all capital leases of such Person, (v) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit, banker’s acceptance or similar instrument, (vi) all obligations secured by a Lien on any asset of such Person, whether or not such obligation is otherwise an obligation of such Person, (vii) “earnouts” and similar payment obligations of such Person, (viii) all letters of credit and (ix) all Debt of others guaranteed by such Person. Without duplication of any of the foregoing, Debt of the Obligors shall include any and all Senior Indebtedness under the Loan Documents or Permitted Senior Refinancing Documents, as applicable.

          Enforcement Action is defined in subsection 2.7(b).

          Lender Collateral shall mean all of each Obligor’s Property, whether now owned or existing or hereafter acquired or arising and wheresoever located, including, without limitation, all accessions to, substitutions for and replacements, products and proceeds of all of such Property.

          Lender or Lenders shall mean any “Lender” or the “Lenders,” respectively, as such terms are defined in the Loan Agreement; provided, that, after the consummation of any Permitted Refinancing, such terms shall refer to any holder or all of the holders, respectively, of the Senior Indebtedness.

          Lien means any mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit arrangement, encumbrance, lien (statutory or otherwise) or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever and any contingent or other agreement to provide any of the foregoing.

          Loan Documents shall have the meaning ascribed to the term “Loan Documents” in the Loan Agreement (and each capitalized term used therein shall have) the meaning ascribed to such term in the Loan Agreement), as in effect on the date hereof.

          Obligor shall mean Carbiz Parent, each Borrower and each other Person that guarantees or grants a Lien on any of its Property to secure the payment, observance or performance of all or any part of the Senior Indebtedness, including, without limitation, the Closing Date Guarantors.

          Paid in Equity shall mean the payment of all or a portion of the Subordinated Indebtedness through the issuance by Carbiz Parent of Conversion Shares (as defined in the Subordinated Debentures) pursuant to the terms of the Subordinated Loan Documents.

          Paid in Full or Payment in Full shall mean the payment in full in cash of all Senior Indebtedness and termination of all commitments to lend under the Loan Documents and Permitted Refinancing Loan Documents. Senior Indebtedness shall be considered to be outstanding whenever any commitment to make loans or otherwise extend credit under the Loan Agreement or Permitted Refinancing Loan Documents is outstanding.

          Permitted Refinancing shall mean any refinancing of the Senior Indebtedness under the Loan Documents, provided, that the financing documentation entered into by Obligors in connection with such Permitted Refinancing constitutes Permitted Refinancing Loan Documents.

          Permitted Refinancing Loan Documents shall mean any financing documentation which replaces the Loan Documents and pursuant to which the Senior Indebtedness under the Loan Documents is refinanced, as such financing documentation may be amended, supplemented, restated or otherwise modified and in effect from time to time as permitted hereunder, but specifically excluding any such financing documentation to the extent that it contains, either initially or by amendment or other modification, any terms, conditions, covenants or defaults other than those which (a) then exist in the Loan Documents or (b) could be included in the Loan Documents by an amendment or other modification that would not be prohibited by the terms of this Agreement.

          Permitted Subordinated Indebtedness Payments means:

          (a)      regularly scheduled cash payments of interest on account of the Subordinated Indebtedness evidenced by the Subordinated Debentures at the non-default rate of (i) twelve percent (12%) per annum for the period beginning on the date hereof and ending on the date immediately preceding the date Carbiz Parent files the Initial Registration Statement (as defined in the Registration Rights Agreement as in effect on the date hereof), (ii) ten percent (10%) per annum for the period beginning on the date Carbiz Parent files the Initial Registration Statement and ending on the date such Initial Registration Statement becomes effective and (iii) eight percent (8%) per annum thereafter (together with the prepayment of two (2) months of interest payment by deduction of such amounts from the principal amount of the Subordinated Indebtedness funded by the Subordinated Creditors on each date Subordinated Indebtedness is advanced under the Subordinated Debentures in accordance with Section 1.06 of the Subordinated Indebtedness), in each case, less that portion of interest on the Subordinated Debentures Paid in Equity (if any), and in any event excluding interest on any principal amount of the Subordinated Indebtedness consisting of interest payments paid-in-kind or on an accretion basis;

          (b)      payments of principal, interest or Subordinated Liquidated Damages on account of the Subordinated Indebtedness evidenced by the Subordinated Debentures to the extent Paid-In-Equity (and not paid in cash);

          (c)      interest payments on account of the Subordinated Indebtedness evidenced by the Subordinated Debentures to the extent made on a paid-in-kind or accretion basis (and not made in cash) in lieu of payment in cash or Payment in Equity in accordance with the terms of the Subordinated Indebtedness Documents.

          (d)      reimbursement of any Subordinated Creditor for reasonable out-of-pocket costs and expenses, including attorneys’ fees and expenses, actually incurred by such Person on matters directly relating to the Subordinated Indebtedness, together with reasonable and customary fees associated with an assessed in connection with amendments of the Subordinated Indebtedness Documents permitted hereunder, in an aggregate amount not exceeding $50,000 in any fiscal year of Carbiz Parent;

          (d)      the accrual (and not payment in cash) of default interest on Subordinated Indebtedness evidenced by the Subordinated Debentures;

          (e)      the commitment and structuring fees payable to Trafalgar pursuant to Sections 4(f)(i) and (ii) of the Subordinated Purchase Agreement, in an aggregate amount not to exceed $240,000;

in each instance, to the extent then due and payable in accordance with the terms of the Subordinated Indebtedness Documents.

          Person means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or Governmental Authority.

          PPSA means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection, priority or enforcement of a security interests in any Lender Collateral are governed by the personal property security laws of any jurisdiction of Canada other than Ontario, “PPSA” shall mean those personal property security laws in such other jurisdiction for the purposes of the provisions hereof relating to such attachment, perfection, priority or enforcement and for the definitions related to such provisions.

          Proceeding is defined in Section 2.3.

          Property means, with respect to any Person, all property and interests in property of such Person, whether real, personal or mixed, whether now owned or existing or hereafter acquired or arising and wheresoever located.

          Registration Rights Agreement shall mean that certain Registration Rights Agreement dated as of the date hereof between Carbiz Parent and Subordinated Creditors, as amended, supplemented, restated or otherwise modified and in effect from time to time as permitted hereunder.

          Reorganization Subordinated Securities shall mean any notes or other securities issued in substitution of all or any portion of the Subordinated Indebtedness that are subordinated, including in right of payment, to the Senior Indebtedness (or any notes or other securities issued in substitution of all or any portion of the Senior Indebtedness) at least to the same extent and on substantially the same terms that the Subordinated Indebtedness is subordinated to the Senior Indebtedness pursuant to the terms of this Agreement, and with respect to any debt securities, do not have the benefit of the obligation of any Person (whether as issuer, guarantor or otherwise) unless the Senior Indebtedness has at least the same benefit of the obligation of such Person, and which securities have terms no less advantageous to Obligors and Lenders than the terms contained in the Subordinated Indebtedness Documents, which securities, if not permitted to by Paid in Equity by Carbiz Parent (or its successor), mature and have no principal amortization until at least six (6) months following the ultimate schedule maturity of the Senior Indebtedness (or any notes or other securities issued in substitution of all or any portion of the Senior Indebtedness).

          Required Lenders shall have the meaning ascribed to such term in the Loan Agreement; provided, that, after the consummation of any Permitted Refinancing, the term “Required Lenders” shall mean the holders of Senior Indebtedness having the right and/or ability under the Permitted Refinancing Loan Documents to effectuate the waiver, amendment, granting of consent or other matter in question.

          Senior Covenant Default shall mean any “Default” or “Event of Default” under the Loan Agreement or Permitted Refinancing Loan Documents, other than a Senior Payment Default.

          Senior Default Notice shall mean a written notice from Administrative Agent to Subordinated Creditors and Carbiz Parent pursuant to which Subordinated Creditors are notified of the existence of a Senior Covenant Default.

          Senior Indebtedness shall mean all Debt, liabilities and other obligations of any and every kind and nature now existing or hereafter arising, contingent or otherwise, of any Obligor or any other Person under, in connection with, or evidenced or secured by the Loan Agreement or any of the other Loan Documents, including, without limitation, all such obligations to pay (i) principal, (ii) interest or premium (including interest accruing after the commencement of any Proceeding, whether or not constituting an allowed claim in such Proceeding), (iii) fees, (iv) costs, expenses and other amounts related to any indemnity against loss, damage or liability, (v) any other monetary obligation, and all such Debt, obligations and liabilities incurred with respect to Permitted Refinancings, together with any amendments, restatements, modifications, renewals or extensions of any thereof permitted hereunder; provided, that, in no event shall the original principal amount of the Senior Indebtedness exceed the sum of (a) $20,000,000 plus (b) costs and expenses incurred following the occurrence of a Senior Payment Default or Senior Covenant Default, as the case may be, by or for the account of the holders of Senior Indebtedness (or any representatives thereof).

          Senior Payment Default shall mean a Default or Event of Default described in Section 7.1(a) of the Loan Agreement or any similar provision in the Permitted Refinancing Loan Documents, or any other Default or Event of Default resulting from the failure of any Obligor to pay, on a timely basis, any principal interest, premium, fees or other obligations under any Loan Document or Permitted Refinancing Loan Document, including, without limitation, in each case, any default in payment of Senior Indebtedness after acceleration thereof.

          Subordinated Creditor shall mean Trafalgar and any other holder of the Subordinated Debenture(s) or any other Subordinated Indebtedness from time to time (whether or not such subsequent holder executes a joinder hereto).

          Subordinated Default shall mean a default in the payment of the Subordinated Indebtedness, or performance of any term, covenant or condition contained in the Subordinated Indebtedness Documents or the occurrence of any other event or condition constituting a default or event of default under the Subordinated Indebtedness Documents.

          Subordinated Default Notice shall mean a written notice to Administrative Agent and Carbiz Parent from the Subordinated Creditors pursuant to which Administrative Agent is notified of the existence of a Subordinated Default, which notice (i) states that it is a “Subordinated Default Notice” for purposes of this Agreement and (ii) sets forth the specific sections of the Subordinated Indebtedness Documents giving rise to such Subordinated Default.

          Subordinated Indebtedness shall mean all Debt, liabilities and other obligations of any and every kind and nature now existing or hereafter arising, contingent or otherwise, of any Obligor or any other Person under, in connection with, or evidenced or secured by any of the Subordinated Indebtedness Documents, in each case including, without limitation, obligations to pay (i) principal, (ii) interest or premium (including interest accruing after the commencement of any Proceeding, whether or not constituting an allowed claim in such Proceeding, and any premium payable with respect to any prepayment of the Subordinated Indebtedness pursuant to the Subordinated Purchase Agreement), (iii) fees, (iv) costs, expenses and other amounts related to any indemnity against loss, damage or liability, and (v) any other monetary obligation.

          Subordinated Indebtedness Documents shall mean the Subordinated Debentures, Subordinated Purchase Agreement, the Subordinated Security Agreement, any guaranty with respect to the Subordinated Indebtedness, and all other agreements, documents and instruments evidencing, securing or pertaining to any portion of the Subordinated Indebtedness, as amended, supplemented, restated or otherwise modified and in effect from time to time as permitted hereunder.

          Subordinated Liquidated Damages shall mean “Liquidated Damages,” as such term is defined in that certain Registration Rights Agreement dated as of the date hereof by and between Carbiz Parent and Trafalgar, as in effect on the date hereof.

          Subordinated Security Agreement shall mean that certain Security Agreement dated as of the date hereof between Carbiz Parent and Trafalgar, as the same may be amended, restated, supplement or otherwise modified from time to time as permitted hereunder.

          UCC means the Uniform Commercial Code, as in effect from time to time in any applicable jurisdiction.

          2.      Subordination of Subordinated Indebtedness to Senior Indebtedness.

          2.1      Subordination. The payment of any and all of the Subordinated Indebtedness hereby expressly is subordinated, to the extent and in the manner set forth herein, to the indefeasible Payment in Full of the Senior Indebtedness. Each holder of Senior Indebtedness, whether now outstanding or hereafter arising, shall be deemed to have acquired Senior Indebtedness in reliance upon the provisions contained herein.

          2.2      Restriction on Payments. Notwithstanding any provision of the Subordinated Indebtedness Documents to the contrary and in addition to any other limitations set forth herein or therein, no payment (whether made in cash, securities or other Property or by set-off) of principal, interest, premium or any other amount due with respect to the Subordinated Indebtedness shall be made or received, and no Subordinated Creditor shall exercise any right of set-off or recoupment with respect to any Subordinated Indebtedness, until all of the Senior Indebtedness is Paid in Full; provided, that, except as provided in the immediately succeeding sentence or in Section 2.3, Carbiz Parent may make, and Subordinated Creditors may accept and retain Permitted Subordinated Indebtedness Payments. Notwithstanding the foregoing, no Obligor may make, and no Subordinated Creditor may accept or retain, any payment of principal, interest, premium, Subordinated Liquidated Damages or any other amount with respect to the Subordinated Indebtedness (other than payments Paid in Equity consisting of Permitted Subordinated Indebtedness Payments of the type specified in clause (b) of the definition of Permitted Subordinated Indebtedness Payments) if, at the time of such payment or, with respect to clause (a) below, immediately after giving effect thereto:

                    (a)      a Senior Payment Default exists; or

                         (b) subject to the penultimate sentence of this Section 2.2, Subordinated Creditors shall have received a Senior Default Notice from Administrative Agent stating that a Senior Covenant Default exists or would be created by the making of such payment.

          Carbiz Parent may resume Permitted Subordinated Indebtedness Payments (and may make any Permitted Subordinated Indebtedness Payments missed due to the application of clauses (a) or (b) of this Section 2.2), and Subordinated Creditors may accept and retain such Permitted Subordinated Debt Payments:

          (1)      in the case of a Senior Payment Default referred to in clause (a) of this Section 2.2, upon a cure or waiver (as evidenced by a written waiver from Administrative Agent to the Borrowers) thereof in accordance with the terms of the Loan Agreement or Permitted Refinancing Loan Documents; or

          (2)      in the case of a Senior Covenant Default referred to in clause (b) of this Section 2.2, upon the earlier to occur of (x) the cure or waiver (as evidenced by a written waiver from Administrative Agent to the Borrowers) of all such Senior Covenant Defaults in accordance with the terms of the Loan Agreement or Permitted Refinancing Loan Documents, and (y) the expiration of one hundred and twenty (120) days from the date on which the Senior Default Notice was received.

Notwithstanding any provision of this Section 2.2 to the contrary:

                     (A)      Carbiz Parent shall not be prohibited from making, and Subordinated Creditors shall not be prohibited from receiving, payments on account of the Subordinated Indebtedness to the extent Paid in Equity (and not in cash) and consisting of Permitted Subordinated Indebtedness Payments of the type specified in clause (b) of the definition of Permitted Subordinated Indebtedness Payments; and

                    (B)      subject in any event to the limitations set forth in the definition of the term “Permitted Subordinated Indebtedness Payments,” Carbiz Parent shall not be prohibited from making, and Subordinated Creditors shall not be prohibited from receiving, payments on account of the Subordinated Indebtedness to the extent made on a paid-in-kind or accretion basis (and not made in cash).

          The provisions of this Section 2.2 shall not apply to any payment with respect to which Section 2.3 would be applicable.

          2.3      Proceedings. In the event of any insolvency, bankruptcy, receivership, custodianship, liquidation, reorganization, assignment for the benefit of creditors or other proceeding for the liquidation, dissolution or other winding up of any Obligor or any of its Subsidiaries or any of their respective Property (a “Proceeding”): (i) all Senior Indebtedness first shall be Paid in Full before any payment (whether made in cash, securities or other Property) of or with respect to the Subordinated Indebtedness shall be made in such Proceeding (other than a distribution of Reorganization Subordinated Securities); (ii) any payment which, but for the terms hereof, otherwise would be payable or deliverable in such Proceeding in respect of the Subordinated Indebtedness (other than a distribution of Reorganization Subordinated Securities), shall be paid or delivered 8 directly to Administrative Agent (to be held and/or applied by Administrative Agent in accordance with the terms of the Loan Agreement or the Permitted Refinancing Loan Documents) until all Senior Indebtedness is Paid in Full, and each Subordinated Creditor each irrevocably authorizes, empowers and directs all receivers, trustees, liquidators, custodians, conservators and others having authority in the premises to effect all such payments and deliveries, and each Subordinated Creditor each also irrevocably authorizes, empowers and directs Administrative Agent to demand, sue for, collect and receive every such payment or distribution; (iii) each Subordinated Creditor each agrees to execute and deliver to Administrative Agent or its representative all such further instruments confirming the authorization referred to in the foregoing clause (ii) as Administrative Agent may reasonably request; and (iv) each Subordinated Creditor each hereby irrevocably authorizes, empowers and appoints Administrative Agent its agent and attorney-in-fact to (x) execute, verify, deliver, file and vote any proofs of claim in respect of the Subordinated Indebtedness in connection with any such Proceeding upon the failure of such Person to do so thirty (30) days before the expiration of the time to file any such proof of claim, and (y) vote such claim in any such Proceeding upon the failure of Subordinated Creditor to do so prior to fifteen (15) days before the expiration of the time to vote any such claim; provided, that Administrative Agent shall have no obligation to execute, verify, deliver, file and/or vote any such proof of claim. In the event that Administrative Agent votes any claim in accordance with the authority granted hereby, no Subordinated Creditor shall be entitled to change or withdraw such vote. The Senior Indebtedness shall continue to be treated as Senior Indebtedness and the provisions of this Agreement shall continue to govern the relative rights and priorities of Administrative Agent, Lenders and Subordinated Creditors even if all or part of the Senior Indebtedness or the Liens securing the Senior Indebtedness are subordinated, set aside, avoided or disallowed in connection with any such Proceeding. This Agreement shall be reinstated if at any time any payment of any of the Senior Indebtedness is rescinded or must otherwise be returned by any holder of the Senior Indebtedness or any representative of such holder and the Senior Indebtedness, or portion thereof, intended to have been satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

          2.4      Incorrect Payments. If any payment (whether made in cash, securities or other Property) not permitted to be accepted by Subordinated Creditors under this Agreement is received by any Subordinated Creditor on account of any Subordinated Indebtedness before all Senior Indebtedness is Paid in Full, such payment shall not be commingled with any asset of such Person, shall be held in trust by such Person for the benefit of Administrative Agent and Lenders and shall be paid over to Administrative Agent, or its designated representative, for application (in accordance with the Loan Agreement or the Permitted Refinancing Loan Documents, as the case may be) to the payment of the Senior Indebtedness then remaining unpaid, until all of the Senior Indebtedness is Paid in Full.

          2.5      Sale, Transfer. No Subordinated Creditor shall sell, assign, dispose of or otherwise transfer all or any portion of the Subordinated Indebtedness unless following such sale, assignment, disposition or other transfer, there shall either be (i) no more than two (2) holders of Subordinated Indebtedness, or (ii) one Person acting as agent for all holders of the Subordinated Indebtedness pursuant to documentation reasonably satisfactory to Administrative Agent, such that any Senior Default Notices and other notices and communications to be delivered to Subordinated Creditors hereunder and any consents required by Subordinated Creditors shall be made to or obtained from such agent and shall be binding on each Subordinated Creditor as if directly delivered to or obtained from such Subordinated Creditor. In the event of a permitted sale, assignment, disposition or other transfer, prior to or substantially contemporaneously with the consummation of any such action, the transferee thereof shall execute and deliver to Administrative Agent a joinder to this Agreement, or an agreement substantially identical to this Agreement, in either case providing for the continued subordination and forbearance of the Subordinated Indebtedness to the Senior Indebtedness as provided herein and for the continued effectiveness of all of the rights of Administrative Agent and Lenders arising under this Agreement. Notwithstanding the failure to execute or deliver any such agreement, the subordination effected hereby shall survive any sale, assignment, disposition or other transfer of all or any portion of the Subordinated Indebtedness, and the terms of this Agreement shall be binding upon the successors and assigns of each Subordinated Creditor, as provided in Section 10 below.

          2.6 Legends. Until the Senior Indebtedness is indefeasibly Paid in Full, the Subordinated Purchase Agreement, each of the Subordinated Debentures and all other Subordinated Indebtedness Documents evidencing or otherwise containing the grant of any Lien on any Lender Collateral at all times shall contain in a conspicuous manner the following legend:

“This Debenture [or other applicable Subordinated Indebtedness Document] and the indebtedness evidenced hereby are subordinate in the manner and to the extent set forth in that certain Subordination and Intercreditor Agreement (the “Subordination Agreement”) dated as of March __, 2007 among Trafalgar Capital Specialized Investment Fund, Luxembourg, a Luxembourg SICAV fund, the “Obligors” signatories thereto and SWC Services, LLC, as Administrative Agent, to the Senior Indebtedness (as such terms are defined in the Subordination Agreement), and each holder of this Debenture [or other applicable Subordinated Indebtedness Document], by its acceptance hereof, shall be bound by the provisions of the Subordination Agreement.”

     2.7      Restriction on Action by Subordinated Creditors.

                    (a)      Until the Senior Indebtedness is Paid in Full and notwithstanding anything contained in the Subordinated Indebtedness Documents, the Loan Agreement, the other Loan Documents or the Permitted Refinancing Loan Documents to the contrary, no Subordinated Creditor shall, without the prior written consent of Administrative Agent, agree to any amendment, restatement, modification or supplement to the Subordinated Indebtedness Documents, the effect of which is to (i) increase the principal amount of the Subordinated Indebtedness, (ii) increase the rate of interest on any of the Subordinated Indebtedness, (iii) shorten the dates upon which payments of principal or interest on the Subordinated Indebtedness are due, (iv) change in a manner adverse to any

Obligor or add any event of default, or add or make more restrictive any covenant with respect to the Subordinated Indebtedness, (v) change the redemption, conversion, prepayment or put provisions of the Subordinated Indebtedness (including, without limitation, the Conversion Price (as defined in the Subordinated Debentures as in effect on the date hereof)), (vi) alter the subordination provisions with respect to the Subordinated Indebtedness or any Lien securing the same, including, without limitation, subordinating the Subordinated Indebtedness or any Lien securing the same to any other indebtedness, (vii) alter the repayment terms of the Subordinated Indebtedness in a manner adverse in any material respect to any Obligor, (viii) take any Liens on any Property of any Obligor, any Subsidiary of any Obligor or any other Person, except for the Liens granted pursuant to the Subordinated Security Agreement (as in effect on the date hereof), (ix) obtain any guaranties or credit support from any Person, unless (A) Administrative Agent shall have consented to the delivery of such guaranty or credit support, (B) Administrative Agent and Lenders have obtained a guaranty or credit support, as the case may be, in respect of the Senior Indebtedness from such Person and (C) such Person’s obligations in respect of such guaranty or credit support, as the case may be, in favor of the Subordinated Creditors in respect of the Subordinated Indebtedness is subordinated to its obligations in respect of the Senior Indebtedness on the same terms and to the same extent that the Subordinated Indebtedness is subordinated to the Senor Indebtedness pursuant the terms of this Agreement, or (x) change or amend any other term of the Subordinated Indebtedness Documents if such change or amendment would increase the obligations of any Obligor or confer additional material rights on any Subordinated Creditor or any other holder of the Subordinated Indebtedness in a manner adverse to any Obligor, Administrative Agent or Lenders.

                    (b)      Until the Senior Indebtedness is Paid in Full, no Subordinated Creditor shall, without the prior written consent of Administrative Agent, take any action to collect, enforce payment or accelerate any of the Subordinated Indebtedness, exercise any of the remedies with respect to the Subordinated Indebtedness set forth in any of the Subordinated Indebtedness Documents or that otherwise may be available to any Subordinated Creditor, either at law or in equity, by judicial proceedings (including by filing a Proceeding) or otherwise including, without limitation, taking any action under applicable law (including the UCC or PPSA) to foreclose upon, take possession of or sell any Lender Collateral (an “Enforcement Action”), except as provided in the following sentence. Subject in any event to the terms and provisions of Section 21, upon the earliest to occur of:

(i)

the passage of one hundred and twenty (120) days from the date of Administrative Agent’s receipt of a Subordinated Default Notice that includes a statement that Subordinated Creditors are commencing the one hundred and twenty (120) day standstill period provided for herein if the Subordinated Default described therein shall not have been cured or waived within such period;

(ii)

acceleration of the Senior Indebtedness (provided, that if, following any such acceleration of the Senior Indebtedness, such acceleration in respect of the Senior Indebtedness is rescinded, then all Enforcement Actions taken by any Subordinated Creditor shall likewise be rescinded if (A) such Enforcement Actions are based solely on a cross-acceleration to the Senior Indebtedness and (B) no Subordinated Creditor shall have any right under any other clause of this subsection 2.7(b) to take any Enforcement Actions; provided, further, that any such rescission in respect of Enforcement Actions taken by any Subordinated Creditor shall only take effect to the extent such Enforcement Actions can reasonably be rescinded without impairing in any material respect or otherwise adversely affecting in any material respect the validity or enforceability of the Subordinated Indebtedness or any substantial part thereof);

(iii)

the occurrence of a Proceeding (provided, that if such Proceeding is dismissed, the corresponding prohibition Subordinated Creditors taking any Enforcement Action shall automatically be reinstated as of the date of dismissal as if such Proceeding had not been initiated, unless Subordinated Creditors shall have the right to take any Enforcement Action under another clause of this subsection 2.7(b); provided, further, that (A) such reinstatement shall not affect the running of the one hundred and twenty (120) day period under clause (a) above to the extent the Subordinated Default giving rise thereto is not based on an acceleration of the Senior Indebtedness or the initiation of such Proceeding, and (B) any such reinstatement shall only take effect to the extent that any Enforcement Actions commenced by any Subordinated Creditor prior thereto can reasonably be rescinded without impairing in any material respect or otherwise adversely affecting in any material respect the validity or enforceability of the Subordinated Indebtedness); or

(iv)	Payment in Full of the Senior Indebtedness;

Subordinated Creditors may, upon (i) five (5) Business Days’ prior written notice to Administrative Agent and (ii) such required prior written notice to Carbiz Parent as is required by the terms of the Subordinated Indebtedness Documents, take Enforcement Actions; provided, that (x) no such notice shall be required in the case of any Enforcement Action permitted to be taken under clauses (iii) or (iv) of this subsection 2.7(b), and (y) any such notice given with respect to Enforcement Actions permitted to be taken under clause (i) of this subsection 2.7(b), may be given at any time following, but no earlier than five (5) Business Days prior to, the end of any applicable one hundred and twenty (120) day period).

          3.      Continued Effectiveness of this Agreement; Modifications to Senior Indebtedness.

                    (a)      The terms of this Agreement, the subordination effected hereby, and the rights and the obligations of Subordinated Creditors, Administrative Agent and Lenders arising hereunder, shall not be affected, modified or impaired in any manner or to any extent by: (i) any amendment, restatement, modification or supplement to the Loan Agreement, any other Loan Document, any Permitted Refinancing Loan Document or any Subordinated Indebtedness Document (to the extent such amendment, modification or supplement is not prohibited under the terms of this Agreement); (ii) the validity or enforceability of any of such documents; or (iii) any exercise or non-exercise of any right, power or remedy under or in respect of the Senior Indebtedness or the Subordinated Indebtedness or any of the instruments or documents referred to in clause (i) above.

                    (b)      Administrative Agent and Lenders may at any time and from time to time without the consent of or notice to any Subordinated Creditor, without incurring liability to any Subordinated Creditor and without impairing or releasing the obligations of any Subordinated Creditor under this Agreement, change the manner or place of payment or extend the time of payment of or renew or alter any Senior Indebtedness, or amend, supplement, restate or otherwise modify in any manner any Loan Document or Permitted Refinancing Loan Document; provided, that Lenders shall not amend or otherwise modify the terms of the Senior Indebtedness without the consent of the Subordinated Creditors, if the effect of such amendment or modification is to (i) increase the principal amount of the Senior Indebtedness to an amount in excess of the maximum amount determined pursuant to the proviso to the definition of Senior Indebtedness set forth herein, or (ii) extend the final maturity of the Senior Indebtedness (as set forth in the Loan Documents in effect on the date hereof, other than in connection with a Permitted Refinancing) by more than six months.

          4.      Representations and Warranties. Each Subordinated Creditor hereby represents and warrants (as to itself and not as to any other Person) to Administrative Agent and the Lenders, and Administrative Agent hereby represents and warrants (as to itself and not as to any other Person) to each Subordinated Creditor, in each case as follows:

          4.1      Existence and Power. Such Person is duly organized, validly existing and in good standing under the laws of the state of its organization.

          4.2      Authority. Such Person has full power and authority to enter into, execute, deliver and carry out the terms of this Agreement and to incur the obligations provided for herein, all of which have been duly authorized by all proper and necessary action and are not prohibited by the organizational documents of such Person. In addition, Administrative Agent has the authority to act hereunder on behalf of all Lenders and no Lender is authorized or empowered, under the terms of the Loan Documents, to act on any matter hereunder other than through the Administrative Agent.

          4.3      Binding Agreements. This Agreement, when executed and delivered, will constitute the valid and legally binding obligation of such Person enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by equitable principles.

          4.4      Conflicting Agreements; Litigation. No provisions of any mortgage, indenture, contract, agreement, statute, rule, regulation, judgment, decree or order binding on such Person or affecting the Property of such Person conflicts with, or requires any consent which has not already been obtained under, or would in any way prevent the execution, delivery or performance of the terms of this Agreement. The execution, delivery and carrying out of the terms of this Agreement will not constitute a default under, or result in the creation or imposition of, or obligation to create, any Lien upon the Property of such Person pursuant to the terms of any such mortgage, indenture, contract or agreement. No pending or, to the best of such Person’s knowledge, threatened, litigation, arbitration or other proceedings if adversely determined would in any way prevent the performance of the terms of this Agreement.

          4.5      No Divestiture. Solely in the case of each Subordinated Creditor, on the date hereof, Subordinated Creditors which are signatory hereto are the current owners and holders of each Subordinated Debenture and all other Subordinated Indebtedness Documents.

          4.6      Default under Subordinated Indebtedness Documents and Senior Indebtedness Documents.

                    (a)      Solely in the case of each Subordinated Creditor, on the date hereof, to the knowledge of such Subordinated Creditor, no default exists under or with respect to any of the Subordinated Indebtedness Documents.

                    (b)      Solely in the case of Administrative Agent, on the date hereof, to the knowledge of Administrative Agent, no default exists under or with respect to the Loan Agreement or any of the other Loan Documents.

          5.      Cumulative Rights, No Waivers. Each and every right, remedy and power granted to Administrative Agent or Lenders hereunder shall be cumulative and in addition to any other right, remedy or power specifically granted herein, in the Loan Agreement, the other Loan Documents or Permitted Refinancing Loan Documents or now or hereafter existing in equity, at law, by virtue of statute or otherwise, and may be exercised by Administrative Agent or Lenders, from time to time, concurrently or independently and as often and in such order as Administrative Agent or Lenders may deem expedient. Any failure or delay on the part of Administrative Agent or Lenders in exercising any such right, remedy or power, or abandonment or discontinuance of steps to enforce the same, shall not operate as a waiver thereof or affect Administrative Agent’s or Lenders’ right thereafter to exercise the same, and any single or partial exercise of any such right, remedy or power shall not preclude any other or further exercise thereof or the exercise of any other right, remedy or power, and no such failure, delay, abandonment or single or partial exercise of Administrative Agent’s or Lenders’ rights hereunder shall be deemed to establish a custom or course of dealing or performance among the parties hereto.

          6.      Modification. Any modification or waiver of any provision of this Agreement, or any consent to any departure by Administrative Agent or any Subordinated Creditor therefrom, shall not be effective in any event unless the same is in writing and signed by Administrative Agent and the Subordinated Creditors, and then such modification, waiver or consent shall be effective only in the specific instance and for the specific instance and for the specific purpose given. Any notice to or demand on any Subordinated Creditor in any event not specifically required of Administrative Agent hereunder shall not entitle any Subordinated Creditor to any other or further notice or demand in the same, similar or other circumstances unless specifically required hereunder.

          7.      Additional Documents and Actions. Each Subordinated Creditor at any time, and from time to time, after the execution and delivery of this Agreement, upon the request of Administrative Agent and at the expense of the Borrowers, promptly will execute and deliver such further documents and do such further acts and things as Administrative Agent may reasonably request in order to effect fully the purposes of this Agreement.

          8.      Notices. All notices and communications under this Agreement shall be in writing and shall be (i) delivered in person, (ii) mailed, postage prepaid, either by registered or certified mail, return receipt requested, (iii) delivered by overnight express courier, or (iv) sent by telecopy (with such telecopy to be confirmed promptly in writing sent in accordance with (i), (ii) or (iii) above), addressed in each case as follows:

Trafalgar Capital Specialized
Investment Fund, Luxembourg
8-10 Rue Mathias Hardt
B{ 3023
L-1030 Luxembourg
Attention: Andrew Garai, Chairman
of Trafalgar Capital Sarl
Facsimile: 011-44-207-405-0161

with a copy to:	James G. Dodrill II, P.A.
5800 Hamilton Way
Boca Raton, FL 33496
Attention: James G. Dodrill, Esq.
Telephone: (561) 862-0529
Facsimile: (561) 892-7787

If to any Obligor:	c/o Carbiz Inc.
7405 N. Tamiami Trail
Sarasota, FL 34243
Attention: Stanton C. Heintz
Facsimile: (941) 308-2718

with a copy to:	Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Telephone: (757) 687-7715
Facsimile: (757) 687-1529

If to Administrative Agent:	SWC Services, LLC
1033 Skokie Boulevard
Suite 620
Northbrook, Illinois 60062
Attention: Greg Bell
Telephone: (847) 504-0993
Facsimile: (847) 504-0994

with a copy to:	Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, IL 60661-3693
Attention: Zack Wagman
Telephone: (312) 902-5200
Facsimile: (312) 902-1061

or to any other address, as to any of the parties hereto (including any Person that becomes a holder of Subordinated Indebtedness after the date hereof), as such party shall designate in a written notice to the other parties hereto. All notices sent pursuant to the terms of this Section 8 shall be deemed received (i) if personally delivered, then on the Business Day of delivery, (ii) if sent by overnight, express carrier, on the next Business Day immediately following the day sent, (iii) if sent by registered or certified mail, on the earlier of the third Business Day following the day sent or when actually received or (iv) if delivered by telecopy, on the date of transmission if transmitted on a Business Day before 4:00 p.m. (Chicago time), otherwise on the next Business Day.

          9.      Severability. In the event that any provision of this Agreement is deemed to be invalid by reason of the operation of any law or by reason of the interpretation placed thereon by any court or governmental authority, this Agreement shall be construed as not containing such provision and the invalidity of such provision shall not affect the validity of any other provisions hereof, and any and all other provisions hereof which otherwise are lawful and valid shall remain in full force and effect.

          10.      Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of Administrative Agent, the Lenders, the Subordinated Creditors, and shall be binding upon the successors and assigns of Administrative Agent, the Subordinated Creditors and the Obligors.

          11.      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall be one and the same instrument. Any such counterpart which may be delivered to Administrative Agent by facsimile, email or similar electronic transmission shall be deemed the equivalent of an originally signed counterpart and shall be fully admissible in any enforcement proceedings regarding this Agreement.

          12.      Defining Rights of Creditors; Subrogation.

                    (a)      The provisions of this Agreement are solely for the purpose of defining the relative rights of the Subordinated Creditors, on the one hand, and Administrative Agent and Lenders, on the other hand, and shall not be deemed to create any rights or priorities in favor of any other Person, including, without limitation, any Obligor. The failure of any Obligor to make any payment to any Subordinated Creditor due to the operation of this Agreement shall not be construed as prohibiting the occurrence of a Subordinated Default.

                    (b)      Subject to the Payment in Full of the Senior Indebtedness, in the event and to the extent cash, Property or securities otherwise payable or deliverable to the holders of the Subordinated Indebtedness shall have been applied pursuant to this Agreement to the payment of Senior Indebtedness, then and in each such event, the holders of the Subordinated Indebtedness shall be subrogated to the rights of each holder of Senior Indebtedness to receive any further payment or distribution in respect of or applicable to the Senior Indebtedness (provided, that if, after Payment in Full of all Senior Indebtedness, Administrative Agent or any Lender takes action against an Obligor for any indemnity obligations owing to Administrative Agent or any Lender under the Loan Documents or Permitted Refinancing Loan Documents, each Subordinated Creditor agrees that its rights of subrogation hereunder shall be suspended during such period of time that Administrative Agent or any Lender is taking any such action to enforce any such indemnity obligations under the Loan Documents or Permitted Refinancing Loan Documents and each Subordinated Creditor agrees that it shall not be permitted to receive or retain any payment or distribution made on account of the Subordinated Indebtedness during such period); and, for the purposes of such subrogation, no payment or distribution to the holders of Senior Indebtedness of any cash, Property or securities to which any holder of Subordinated Indebtedness would be entitled except for the provisions of this Agreement shall, and no payment over pursuant to the provisions of this Agreement to the holders of Senior Indebtedness by the holders of the Subordinated Indebtedness shall, as between any Obligor, its creditors other than the holders of Senior Indebtedness and the holders of Subordinated Indebtedness, be deemed to be a payment by such Obligor to or on account of Senior Indebtedness.

          13.      Conflict. In the event of any conflict between any term, covenant or condition of this Agreement and any term, covenant or condition of any of the Subordinated Indebtedness Documents, the provisions of this Agreement shall control and govern. For purposes of this Section 13, to the extent that any provisions of any of the Subordinated Indebtedness Documents provide rights, remedies and benefits to Administrative Agent or Lenders that exceed the rights, remedies and benefits provided to Administrative Agent or Lenders under this Agreement, such provisions of the applicable Subordinated Indebtedness Documents shall be deemed to supplement (and not to conflict with) the provisions hereof.

          14.      Statement of Indebtedness to Subordinated Creditors. Carbiz Parent shall furnish to Administrative Agent, upon demand, a statement of the indebtedness owing from Obligors to Subordinated Creditors, and will give Administrative Agent access to the books of Obligors in accordance with the Loan Agreement so that Administrative Agent can make a full examination of the status of such indebtedness. Carbiz Parent shall furnish to each Subordinated

Creditor, upon demand, a statement of the indebtedness owing from Obligors to Administrative Agent and the Lenders, and will give each Subordinated Creditor access to the books of Obligors in accordance with the Subordinated Purchase Agreement so that such Subordinated Creditor can make a full examination of the status of such indebtedness.

          15.      Headings. The paragraph headings used in this Agreement are for convenience only and shall not affect the interpretation of any of the provisions hereof.

          16.      Termination. This Agreement shall terminate upon the indefeasible Payment in Full of the Senior Indebtedness.

          17.      Subordinated Default Notice. Carbiz Parent shall provide Administrative Agent with prompt written notice of the occurrence of a Subordinated Default (which notice shall incorporate a reasonably detailed description of such Subordinated Default) and of any cure or waiver thereof. Carbiz Parent shall provide the Subordinated Creditors with prompt written notice of the occurrence of a Senior Payment Default or Senior Covenant Default, as the case may be (which notice shall incorporate a reasonably detailed description of such Senior Payment Default or Senior Covenant Default), and of any cure or waiver thereof.

          18.      APPLICABLE LAW. THIS AGREEMENT, AND ALL MATTERS RELATING HERETO OR THERETO OR ARISING THEREFROM (WHETHER SOUNDING IN CONTRACT LAW, TORT LAW OR OTHERWISE), SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

          19.      JURISDICTION AND VENUE. EACH SUBORDINATED CREDITOR HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF COOK, STATE OF ILLINOIS AND IRREVOCABLY AGREES THAT, SUBJECT TO ADMINISTRATIVE AGENT'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE LITIGATED IN SUCH COURTS. EACH SUBORDINATED CREDITOR EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. EACH SUBORDINATED CREDITOR HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON SUCH PERSON BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH PERSON AT THE ADDRESS SET FORTH IN SECTION 8 OF THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

          20.      WAIVER OF RIGHT TO JURY TRIAL. EACH PARTY HERETO (INCLUDING, WITHOUT LIMITATION, ANY PERSON THAT BECOMES A HOLDER OF SUBORDINATED INDEBTEDNESS OR A LENDER AFTER THE DATE HEREOF) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED

HEREBY AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH PARTY HERETO (INCLUDING, WITHOUT LIMITATION, ANY PERSON THAT BECOMES A HOLDER OF SUBORDINATED INDEBTEDNESS OR A LENDER AFTER THE DATE HEREOF) ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT SUCH PERSON HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT SUCH PERSON WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH PARTY HERETO (INCLUDING, WITHOUT LIMITATION, ANY PERSON THAT BECOMES A HOLDER OF SUBORDINATED INDEBTEDNESS OR A LENDER AFTER THE DATE HEREOF) WARRANTS AND REPRESENTS THAT SUCH PERSON HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

          21.      Liens on Lender Collateral; Enforcement of Liens on Lender Collateral.

          21.1      Rights as Unsecured Creditors. Subject to the terms and provisions of this Agreement, including, without limitation, Section 2.7 hereof, each of the Subordinated Creditors may exercise at any time against any Obligor or its Property the respective rights and remedies of such Persons as unsecured creditors of such Obligor under the Subordinated Indebtedness Documents and applicable law. In furtherance and not in limitation of the foregoing, and (i) notwithstanding the provisions of Sections 21.5, 21.7 or 21.10, each Subordinated Creditor shall be free to propose, or vote for or against, any plan of reorganization in its capacity as an unsecured creditor, (ii) except to the extent expressly prohibited pursuant to Sections 2.7 and 21 hereof, the Subordinated Creditors shall have and hereby expressly retain and reserve any claim, motion, objection or argument that otherwise could be asserted by an unsecured creditor of any Obligor, including any objections or claims that any transfer (including any strict foreclosure) constitutes a fraudulent conveyance or transfer under Section 548 of the Bankruptcy Code or any applicable state law or a violation by any Obligor of any applicable law (including any breach of fiduciary duty) and, (iii) except to the extent expressly prohibited pursuant to Sections 2.7 and 21 hereof, the Subordinated Creditors shall be entitled to file any pleadings, claims, objections, motions or arguments that assert rights or interests available to unsecured creditors of the applicable Obligors arising under the Bankruptcy Code or other applicable law.

          21.2      Lien Subordination. Notwithstanding the date, manner or order of grant, attachment or perfection of the Liens on all or any part of the Lender Collateral granted to Administrative Agent and Subordinated Creditors, respectively, and notwithstanding the provisions of the UCC or any other applicable law or decision, or the terms or provisions of the Loan Documents (or Permitted Refinancing Loan Documents, as applicable) or Subordinated Indebtedness Documents, respectively, or any other circumstance whatsoever, Administrative Agent and each Subordinated Creditor hereby agrees that (a) Administrative Agent on behalf of Administrative Agent and Lenders shall have a first, prior, senior and continuing Lien on all of the Lender Collateral to secure the prompt and complete payment, performance and observance of all Senior Indebtedness, and (b) any Lien on all or any part of the Lender Collateral now or hereafter held by any

Subordinated Creditor, regardless of when or how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be in all respects and for all purposes subject to, junior to and subordinate to all Liens on all or any part of the Lender Collateral granted to or held by Administrative Agent on behalf of Administrative Agent and Lenders. Subject to the terms and provisions of this Agreement, including the respective definitions of “Senior Indebtedness” and “Subordinated Indebtedness” set forth in Section 1 hereof, the relative priorities of the respective Liens described in this Section 21.2 shall not be altered or otherwise affected by any amendment, modification, supplement, extension, renewal, restatement, replacement or refinancing of the Senior Indebtedness or Subordinated Indebtedness, respectively, or by any action or inaction which Administrative Agent and any Lender, on the one hand, or any Subordinated Creditor, on the other hand, may take or fail to take, in each case in respect of the Lender Collateral.

          21.3      Release of Lender Collateral. Each Subordinated Creditor shall, promptly upon the written notice of Administrative Agent, release or otherwise terminate such Subordinated Creditor’s Lien on the Lender Collateral (or applicable portion thereof) contemporaneously with the release by the Administrative Agent of its Lien thereon if the Lender Collateral (or a portion thereof) is sold or otherwise disposed of by the Administrative Agent (or any representative thereof), whether by strict foreclosure or otherwise, or such Lender Collateral is sold or otherwise disposed of by the record owner thereof as permitted by the Loan Documents or otherwise with the consent of the requisite holders of Senior Indebtedness (or any representative thereof) provided, that, (i) the subordinate Lien of the Subordinated Creditors securing the Subordinated Indebtedness shall attach to the proceeds of such sale or other disposition to the extent not applied to the reduction of the Senior Indebtedness, and (ii) such subordinate Lien on such proceeds shall in all respects remain subject to all of the terms and provisions of this Agreement. In connection with any release of Lien pursuant to the terms hereof, each Subordinated Creditor will immediately deliver such release documents as the Administrative Agent (or any representative thereof) may require in connection therewith. In furtherance of the foregoing, each Subordinated Creditor hereby irrevocably appoints Administrative Agent as its lawful attorney and agent, and fully authorizes Administrative Agent under the UCC and other applicable law, to execute (to the extent requiring execution by Subordinated Creditors) any and all such release documents (including, without limitation, UCC and PPSA termination statements and/or partial releases) and to record and/or file such release documents as Administrative Agent deems necessary if such release documents are not received promptly after written request therefor. Each Subordinated Creditor agrees that Administrative Agent has not assumed any obligations to act as agent for any Subordinated Creditor with respect to the Lender Collateral.

          21.4      Perfection. Except to the extent otherwise expressly provided in Section 23 hereof, Administrative Agent, on the one hand, and Subordinated Creditors, on the other hand, shall be solely responsible for perfecting and maintaining the perfection of their respective Liens on each item constituting Lender Collateral. The provisions of this Section 21 are intended solely to govern the respective Lien priorities as between the holders of Senior Indebtedness and the holders of Subordinated Indebtedness and shall not impose on any such Person any obligations in respect of the disposition of proceeds of any Lender Collateral which would conflict with prior perfected claims therein in favor of any other Person or any applicable order or decree of any court or governmental authority or any applicable law.

          21.5      Management of Collateral. Until the Senior Indebtedness has been Paid in Full, the holders of Senior Indebtedness (or any representative thereof) shall have the exclusive right to manage, perform and enforce the terms of the Senior Indebtedness, the Loan Documents and Permitted Refinancing Loan Documents with respect to all Lender Collateral and to exercise and enforce all privileges and rights thereunder and with respect thereto, in each case in the exercise of their business judgment and sole and absolute discretion, including, without limitation, the sole and exclusive right to take or retake control or possession of any Lender Collateral, to hold, prepare for sale, process, sell, lease, foreclose upon, collect, exercise rights or remedies with respect to, dispose of, or liquidate any Lender Collateral, to incur expenses in connection with any of the foregoing and to exercise all rights and remedies of a secured lender under the UCC, the PPSA or other applicable law, and no Subordinated Creditor shall take or seek to take any such action. In furtherance and not in limitation of the foregoing, each Subordinated Creditor waives any and all rights of such Person to direct the method or challenge the appropriateness of any action by any holder of Senior Indebtedness (or any representative thereof) in connection with, and any right to object to, a strict foreclosure with respect to any Lender Collateral, waives any and all rights of redemption and hereby consents to each holder of Senior Indebtedness (or any representative thereof) dealing in all respects with the Lender Collateral as if there were no Liens on the Lender Collateral securing Subordinated Indebtedness.

          21.6      Lien Enforcement. Notwithstanding anything to the contrary set forth in this Agreement, including, without limitation, Section 2.7 hereof, but subject in any event to Section 21.1 hereof:

                    (a)      Until Payment in Full of all Senior Indebtedness, except as otherwise expressly permitted in subsections 21.6(b) and (c) below, other than Permitted Subordinated Indebtedness Payments, in each case to the extent permitted at the time of payment thereof to be paid to and received and retained by Subordinated Creditors pursuant to the other terms and provisions of this Agreement, no Subordinated Creditor shall ask, demand or sue for any right or remedy in respect of all or any part of the Lender Collateral and each Subordinated Creditor agrees not to take or receive from any Obligor, directly or indirectly, in cash or other Property or by set-off or in any other manner, whether pursuant to any enforcement, collection, execution, levy or foreclosure proceeding or otherwise, all or any part of the Lender Collateral. Without limiting the generality of the foregoing, until Payment in Full of all Senior Indebtedness, (i) no Subordinated Creditor shall exercise or otherwise assert any right or remedy in respect of all or any part of the Lender Collateral or any Liens thereon; (ii) the sole right of the Subordinated Creditors with respect to the Lender Collateral shall be to hold a Lien thereon to the extent granted pursuant to the Subordinated Indebtedness Documents (until such time as such Lien is released or required to be released pursuant to Sections 21.3 or 21.7 hereof) and to receive proceeds thereof remaining after such Payment in Full; and (iii) without the prior written consent of Administrative Agent, no Subordinated Creditor shall exercise any right such Person may have under the Subordinated Indebtedness

Documents or under the UCC, the PPSA or other applicable law to deliver any notices to account debtors informing them of such Person’s interest in any accounts of any Obligor or direct such account debtors to make payments in any particular manner of amounts due in respect of any such account.

                    (b)      Each Subordinated Creditor each agrees that, until Payment in Full of all Senior Indebtedness, such Person will not commence, or join with any creditor other than Administrative Agent in commencing, any enforcement, collection, execution, levy or foreclosure proceeding with respect to any Lien held by it in, or otherwise with respect to, all or any part of the Lender Collateral, including, without limitation, petitioning, filing or joining in any involuntary Proceeding pursuant to Section 303 of the Bankruptcy Code.

                    (c)      The provisions of this Section 21.6 are intended to limit the enforcement of the rights and remedies of the Subordinated Creditors with respect to the Lender Collateral or any Lien thereon for so long and to the extent set forth in subsections 21.6(a) and (b) hereof. Nothing in this Section 21.6 is intended or shall be deemed or construed to prohibit Subordinated Creditor from receiving and retaining at any time any Permitted Subordinated Debt Payments to the extent such receipt and retention is permitted hereunder at such time, or to the extent such action is permitted hereunder at such time, from making any demand for payment or any declaration of acceleration with respect to the Subordinated Indebtedness or commencing any judicial or other action to collect (without enforcement of any of such Person’s rights and remedies with respect to all or any part of the Lender Collateral) the Subordinated Indebtedness under the Subordinated Indebtedness Documents.

          21.7      Proceedings. In the event of any Proceeding involving any Obligor, no Subordinated Creditor shall assert any claim, motion, objection or argument in respect of all or any part of the Lender Collateral in connection with such Proceeding that could otherwise be asserted or raised in connection with such Proceeding by any such Person as a secured creditor of such Obligor, except, subject to the terms hereof, to the extent such claim, motion, objection or argument could be asserted by an unsecured creditor of such Obligor. Without limiting the generality of the foregoing, each Subordinated Creditor agrees that it will:

                    (a)      not object to or oppose (or support any other Person in objecting to or opposing) any sale or other disposition of all or any part of the Lender Collateral free and clear of Liens or other claims of the Subordinated Creditors under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code or any other law applicable to such Proceeding if Administrative Agent and Lenders have consented to such sale or disposition, provided that the subordinate Lien of the Subordinated Creditors securing the Subordinated Indebtedness shall attach to the proceeds of such sale or other disposition to the extent not applied to the reduction of the Senior Indebtedness (or any senior debtor-in-possession financing);

                    (b)      (i) at the request of Administrative Agent, challenge or otherwise object to any use of cash collateral or debtor-in-possession financing that is challenged or otherwise objected to by Administrative Agent and Lenders; and (ii) not challenge or otherwise object to (or support any other Person in challenging or otherwise objecting to) any use of cash collateral or debtor-in-possession financing consented to or provided by any Lender if and to the extent that (A) the interest rate, fees, advance rates, lending sublimits and limits and other terms are determined by the bankruptcy court with jurisdiction over the Proceeding to be commercially reasonable under the circumstances, (B) the principal amount (including unfunded commitments) of such debtor-in-possession financing, together with the aggregate principal amount of the Senior Indebtedness outstanding immediately after giving effect to any payment thereof with proceeds of any such debtor-in-possession financing, does not exceed the greater of (x) one hundred fifty percent (150%) of the aggregate principal amount of the pre-petition Senior Indebtedness (including unfunded commitments) outstanding immediately prior to the commencement of the applicable Proceeding and (y) the aggregate maximum permitted principal amount of the pre-petition Senior Indebtedness, (C) the Liens granted to the Person providing such financing rank prior to or pari passu with the pre-petition Lien of Administrative Agent;

                    (c)      not assert (or support any other Person in asserting) any right it may have to “adequate protection” of its interest in any Lender Collateral in any Proceeding;

                    (d)      will not seek (except as expressly permitted by clause (c) above) and will, in any event, turn over to Administrative Agent for the pro rata benefit of Administrative Agent and Lenders any payment or distribution of property received as “adequate protection” of their interest in any Lender Collateral that they receive in any Proceeding for application to the Senior Indebtedness owed to Administrative Agent and Lenders; and

                    (e)      not seek to have the automatic stay of Section 362 of the Bankruptcy Code (or any similar stay under any other applicable law) lifted or modified with respect to any Lender Collateral without the prior written consent of Administrative Agent; provided, that, in the case of this clause (e), if Administrative Agent and Lenders seek such aforementioned relief, each Subordinated Creditor hereby irrevocably consents thereto and shall join in any such motion or application seeking such relief if requested by Administrative Agent. Each Subordinated Creditor waives any claim it may now or hereafter have arising out of the election of Administrative Agent and Lenders, in any Proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code.

          21.8      Notice of Liens. Each Subordinated Creditor and Administrative Agent each acknowledges that this Agreement shall constitute notice of their respective interests in the Lender Collateral under and for any purpose such a notice may be required by the UCC.

          21.9      Proceeds of Events of Loss.

                    (a)      Proceeds of the Lender Collateral include proceeds of insurance in respect of, and compensation and other awards and payments made on account of, in each case, any of the following events or occurrences (each such event or occurrence being an

“Event of Loss”): (i) any loss, theft or destruction of, or damage to, any Lender Collateral, (ii) any pending or threatened institution of any proceedings for the condemnation or seizure of any Lender Collateral or for the exercise of any right of eminent domain with respect thereto; or (ii) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of any Lender Collateral, or confiscation thereof, and therefore, anything contained in the Subordinated Indebtedness Documents to the contrary notwithstanding, the priorities provided for herein shall govern and control the ultimate application and disposition of all of such proceeds.

                    (b)      Until the Senior Indebtedness has been Paid in Full, (i) Administrative Agent shall have the sole and exclusive right, as against the Subordinated Creditors, to adjust settlement of each and every claim with respect to any Event of Loss, and (ii) all proceeds of each Event of Loss shall be paid to Administrative Agent for application to the Senior Indebtedness in accordance with the respective terms and provisions of the Loan Documents or Permitted Refinancing Loan Documents, as applicable, and, to the extent necessary or desirable, the Subordinated Creditors shall cooperate promptly and in a reasonable manner in effecting the payment of all of such proceeds to Administrative Agent. If the requisite holders of Senior Indebtedness (or any representative thereof), in their (or its) sole discretion or pursuant to agreement with any Obligor (pursuant to the terms and provisions the Loan Documents or the Permitted Refinancing Loan Documents, as the case may be, or otherwise), permit such Obligor to utilize any proceeds of any Event of Loss to repair or replace the affected Lender Collateral, or purchase other Lender Collateral, the consent of the holders of Senior Indebtedness (or any representative thereof) to such utilization automatically shall be deemed to include the consent of the Subordinated Creditors to such repair, replacement or purchase, as the case may be.

          21.10      Prohibition on Contesting Liens. Administrative Agent and each Subordinated Creditor each agrees not to seek to challenge, to avoid, to subordinate or to contest or directly or indirectly to support any other Person in challenging, avoiding or contesting in any judicial or other proceeding, including, without limitation, any Proceeding, the priority, validity, extent, perfection or enforceability of any Lien held by Administrative Agent, the Lenders or the Subordinated Creditors, as the case may be, on all or any part of the Lender Collateral; provided, that nothing in this Section 21.10 is intended or shall be deemed or construed to limit in any way the ability of Administrative Agent or Subordinated Creditors to enforce all of the terms and provisions of this Agreement. As between Administrative Agent and Lenders, on the one hand, and the Subordinated Creditors, on the other hand, the terms of this Agreement shall govern and control even if part or all of the Subordinated Indebtedness or Senior Indebtedness, as the case may be, or the respective Liens securing payment, observance and performance thereof are avoided, disallowed, set aside or otherwise invalidated in any Proceeding or otherwise.

          21.11      Marshalling; Additional Waiver. Each Subordinated Creditor hereby waives to the fullest extent permitted by applicable law any rights such Person may have under applicable law to assert the doctrine of marshalling or otherwise to require Administrative Agent or any Lender to marshall any Property of any Obligor for the benefit of the Subordinated Creditors. Each Subordinated Creditor each expressly waives all notice of the acceptance by Administrative Agent and Lenders of the subordination and other terms and provisions of this Agreement and all the notices whatsoever not specifically required pursuant to the terms of this Agreement or under the UCC, the PPSA or other applicable law in connection with any foreclosure on or sale of Property of any of the Obligors and each Subordinated Creditor expressly consents to reliance by Administrative Agent and Lenders upon the subordination and other terms and provisions of this Agreement.

          21.12      Turnover of Lender Collateral. Upon payment of all Indebtedness under the Loan Agreement, in full, and the termination of all commitments of the Administrative Agent and all Lenders thereunder, if and to the extent that the Subordinated Creditors still hold a Lien on any of the Lender Collateral, Administrative Agent agrees to, upon written request of Subordinated Lenders, use reasonable efforts to deliver to Subordinated Creditors all of the Lender Collateral then in the possession or control of Administrative Agent in order that Subordinated Creditors may hold such Lender Collateral as security for the Subordinated Indebtedness; provided, however, that the failure of Administrative Agent to make such delivery to the Subordinated Creditors for any reason whatsoever (including making such delivery to the Borrowers) shall not create any liability for Administrative Agent or any Lender or subject Administrative Agent or any Lender to any claim for damages, whether based in tort or on contract. Nothing herein is intended or shall be construed to make Administrative Agent an agent for any Subordinated Creditor or to impose upon Administrative Agent or any Lender any duty or obligation, fiduciary or otherwise, in favor of any Subordinated Creditor. Each Subordinated Creditor acknowledges and agrees that it is not relying on the turnover of any Lender Collateral by Administrative Agent in entering into the Subordinated Indebtedness Documents or the transactions contemplated thereunder. Notwithstanding any provision to the contrary contained in the Loan Agreement, each Obligor hereby authorizes and directs the Administrative Agent to deliver any and all such Lender Collateral to Subordinated Creditors as aforesaid and agree, jointly and severally, to indemnify and hold Administrative Agent and each Lender harmless from any and all claims in connection with complying, or for failing to comply, with the provisions of this Section 21.12.

          22.      Subordinated Creditors’ Perfection Rights. Notwithstanding any terms of the Subordinated Indebtedness Documents to the contrary, until the Payment in Full of the Senior Indebtedness, no Obligor shall be required to take any action to ‘perfect’ the Liens of Subordinated Creditors, and no Subordinated Creditor shall be permitted to take any action to ‘perfect’ the Liens of Subordinated Creditors other than the filing of UCC financing statements and PPSA filings in such offices as Subordinated Creditors may require from time to time.

          23.      Collateral In Possession.

          23.1      Control by Administrative Agent. If Administrative Agent takes possession of or has “control” (as such term is defined in the UCC) over any Lender Collateral for purposes of perfecting its Lien thereon (including equity certificates, chattel paper, deposit accounts and investment property), Administrative Agent, to the extent such Liens may be perfected only by such possession or control, shall be deemed to be holding such Lender Collateral as agent for the Subordinated Creditors, solely for purposes of perfection of their Liens under the UCC on such Lender Collateral; provided that Administrative Agent shall have no duty or liability to protect or preserve any rights pertaining to any of the Lender Collateral for any Subordinated Creditor, and each Subordinated Creditor hereby waives and releases Administrative Agent from all claims and liabilities arising pursuant to its role as such agent.

          23.2      Control by Subordinated Creditors. If, notwithstanding the terms of Section 22 hereof, any Subordinated Creditor takes possession of or has “control” (as such term is defined in the UCC) over any Lender Collateral for purposes of perfecting its Lien thereon (including equity certificates, chattel paper, deposit accounts and investment property), such Subordinated Creditor shall be deemed to be holding such Lender Collateral as agent for Administrative Agent, solely for purposes of perfection of Administrative Agent’s Lien under the UCC on such Lender Collateral; provided that such Subordinated Creditor shall have no duty or liability to protect or preserve any rights pertaining to any of the Lender Collateral for Administrative Agent or any of the Lenders, and, Administrative Agent and each of the Lenders each hereby waives and releases such Subordinated Creditor from all claims and liabilities arising pursuant to its role as such agent, except for claims and liabilities arising from such Subordinated Creditor’s gross negligence or willful misconduct.

          23.3      No Alteration of Priorities. It is understood and agreed that this Section 23 is intended solely to assure continuous perfection of the Liens granted under the Loan Documents or Subordinated Indebtedness Documents, as applicable, and nothing in this Section 23 is intended or shall be deemed or construed to alter the respective priorities or obligations set forth elsewhere in this Agreement.

- Remainder of Page Intentionally Left Blank; Signature Pages Follow -

                         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SUBORDINATED CREDITOR:

TRAFALGAR CAPITAL SPECIALIZED
INVESTMENT FUND, LUXEMBOURG, a Luxembourg
SICAV fund

By:       Trafalgar Capital Sarl
Its:       General Partner

By:       _______________________________
Name:  Andrew Garai, Chairman of the Board
Its:       Chairman of the Board

ADMINISTRATIVE AGENT:

SWC SERVICES LLC, a Delaware corporation, as
Administrative Agent

By:      _______________________________
Name: _______________________________
Its:      _______________________________

                         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

OBLIGORS:

CARBIZ INC., an Ontario corporation

By:      _______________________________
Name: _______________________________
Its:      _______________________________

CARBIZ USA INC., a Delaware corporation

By:      _______________________________
Name: _______________________________
Its:      _______________________________

CARBIZ AUTO CREDIT, INC., a Florida corporation

By:      _______________________________
Name: _______________________________
Its:      _______________________________

CARBIZ AUTO CREDIT JV1, LLC, a Florida limited liability company

By:      _______________________________
Name: _______________________________
Its:      _______________________________